November 14, 2021

VIA EDGAR
==========
Lisa Larkin
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Volt ETF Trust; File Nos. 333-171279 and 811-22507

Dear Ms. Larkin,
On September 15, 2022, Volt ETF Trust (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”) with respect to the Volt Bitcoin Revolution and Equity ETF (the “Fund”). On October 25, 2022, you provided oral comments. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.
General:
Comment 1. Please note that the staff has not changed its position with respect to the use of “bitcoin” in the Fund’s name being misleading given the Fund does not invest directly in bitcoin. Please also note that the staff has not changed its position with respect to the need for the word “industry” in the Fund’s name and in the defined term “Bitcoin Industry Revolution Companies.”
Response. The Registrant has changed the Fund’s name to the “Volt Crypto Industry and Equity ETF”.
Prospectus:
Summary
Comment 2. In “Principal Investment Strategies,” please note that the staff has not changed its position with respect to the limitations on investments in Canadian ETFs, private funds, or GBTC, so please revert the disclosure to what it said previously, which was that “the Bitcoin Industry Revolution Companies noted in (i) above will not include Canadian ETFs, private funds, or GBTC.”
Response. The Registrant has reverted the disclosure as requested.

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Comment 3. For the Fee Table, please supplementally confirm that acquired fund fees and expense are less than a basis point or include them in the fee table. Please also update the fee table with the fees and expenses for the fiscal year ended 7/31/22 because the Fund is no longer a “New Fund” as defined in Form N-1A.
Response. The Registrant has updated the Fee Table and expense example as requested.
Comment 4. In “Principal Investment Strategies”, please clarify in the 80% test the scope of the equities in which the Fund will invest. Please also clarify which portion of the strategy is outside the 80% test.
Response. The Registrant has revised the disclosure to indicate that the equity securities may be any and everything and that the options overlay strategy is outside the 80% test.
Comment 5. In the 4th paragraph in “Principal Investment Strategies”, please change the reference to “blockchain industry” to “sector” or some other word that will not cause confusion with the concentration in the information technology industry.
Response. The Registrant has revised the disclosure as requested.
Comment 6. In “Principal Investment Strategies”, please supplementally explain how the information technology industry encompasses Bitcoin Revolution Companies.
Response. The Registrant has changed the name of the Fund as referenced in the response to Comment 1 above and redefined Bitcoin Revolution Companies as Bitcoin Industry Revolution Companies, so the comment is no longer applicable.
Comment 7. In the 7th paragraph in “Principal Investment Strategies”, please add a plain English parenthetical regarding the term “bearish” and “cyclical cycles”.
Response. The Registrant has revised the disclosure to include plain English.
Comment 8. In the 7th paragraph in “Principal Investment Strategies”, please clarify the statement regarding “better opportunities in equity securities of companies that are not Bitcoin Revolution Companies.”
Response. The Registrant that the statement is clear and accurate as presented because the equities in which the Fund will invest in the circumstances described in the prospectus would be any and all equities of companies that are not Bitcoin Industry Revolution Companies.
Comment 9. In the 7th paragraph in “Principal Investment Strategies”, please provide factors considered in the “proprietary algorithmic approach”.
Response. The Registrant has revised the disclosure as requested.
Comment 10. In the 7th paragraph in “Principal Investment Strategies”, please clarify the disclosure regarding the evaluation of individual stocks to reference common and preferred stocks or other applicable revisions.
Response. The Registrant has revised the disclosure to reference individual equities.
Comment 11.  Please supplementally explain if the securities listed in the 8th paragraph in “Principal Investment Strategies” includes any private funds or private companies.

Response. The Advisor has confirmed to the Registrant that the securities listed do not include private funds or private companies as a principal strategy.
Comment 12. In “Principal Risks of Investing in the Fund – Concentration Risk”, please clarify the reference to the information technology “sector” versus “industry”. Also, in the third sentence, clarify the reference to “mutual fund”.
Response. The Registrant has revised the disclosure to reference the information technology industry rather than sector and to reference a fund rather than a mutual fund.
Additional information about the Fund’s Investment Objective, Principal Investment Strategies, and Risks

Comment 13. In “Investment Objectives”, it notes that shareholders will receive 60 days’ prior written notice before a change is made to the Fund’s 80% investment policy. Please confirm whether this notice has been provided.

Response. The Registrant has not yet provided the notice to shareholders because the new 80% test was not yet final at the time of filing the Registration Statement. Notice will be provided to shareholders before implementing the change.

Comment 14. Please supplementally confirm if the changes made to the option overlay disclosure in the strategy were actual changes to how the options overlay is implemented or if the Registrant just removed detail from the disclosure.

Response. The Advisor has confirmed to the Registrant that there have been changes made to how the options overlay will be implemented.

Fund Service Providers

Comment 15. Please confirm supplementally whether the auditor was changed given the name of the auditor was removed in the Registration Statement.

Response. The Registrant confirms that the auditor has not changed. The Registrant removed the references to the auditor or avoid the expense to shareholders of an additional auditor’s consent.

SAI:

Comment 16. In the third paragraph in “Creation and Redemption of Creation Units – Acceptance of Orders for Creation Units”, remove the word “absolute” from the first sentence and delete romanettes iv and vi. Please also add the following to the end of romanette vii: “provided that such action does not result in a suspension of sales of Creation Units in contravention of Rule 6c-11 and the SEC’s position thereunder.”

Response. The Registrant has revised the disclosure as requested.

* * *

If you have any questions or comments, please contact the undersigned at 214.665.3685.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle